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                                   BONUS PLAN FOR
                               DUPONT PHOTOMASKS, INC.
                                  (AMENDED 10/28/96)

I.     PURPOSE

       The purposes of this Amended Bonus Plan for DuPont Photomasks, Inc. (the "Plan") are: a) to provide greater incentive for employees to exert their best efforts on behalf of DuPont Photomasks, Inc. ("DPI" or "the Company"); b) to attract and retain in the employ of DPI key employees of outstanding competence; and c) further align the interests of such employees with those of the Company.

II.    FORM OF BONUS

       Bonuses under this Plan will be paid, at the option of the Compensation Committee of DPI, in (I) cash, (ii) shares of the Common Stock, $0.1 par value, of DPI ("DPI Stock"), or (iii) a combination of cash and DPI stock.

III.   LIMITATIONS ON BONUS

       1. Bonus grants under this Plan shall be made from the Bonus Fund, which shall be determined and credited annually by the Compensation Committee of DPI. The Bonus Fund shall not exceed 9% of the Company's pre-tax earnings, in any fiscal year; provided however, that the Compensation Committee, in its discretion, may exceed this fund limit up to an amount not greater than the carry forward amount in any year in which the Compensation Committee has carried forward any unawarded portion of said fund from a prior year(s).

       2. Bonus grants for each year need not have an aggregate value equal to the entire amount available in the Bonus Fund. Any unawarded portion of said fund, at the discretion of the Compensation Committee, may be carried forward and be available for grants in a succeeding year or years.

       3. The aggregate number of shares of DPI Stock which may be awarded as bonuses under this Plan shall not together exceed one million (1,000,000) shares.
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IV.    ADMINISTRATION

       1. Except as otherwise specifically provided, the Plan shall be administered by the Compensation Committee of the Board of Directors of DPI, and the members thereof shall be ineligible for grants under this Plan while serving on said Committee.

       2. The decision of the Compensation Committee with respect to any questions arising as to interpretation of this Plan, including the severability of any and all of the provisions hereof, shall be final, conclusive, and binding.

V.     ELIGIBILITY FOR BONUS

       1. A Bonus under the Plan may be granted to any employee who has contributed in a general way to the Company's success by his or her ability, efficiency, and loyalty, consideration being given to those employees who have contributed the most, and to those with ability to succeed to more senior responsibility in DPI. A Bonus may also be granted to:

            a.   a person performing services on a consultant basis,
            b. an employee who retired or plans to retire by separation from service from the Company or a plan company,
            c.   a former employee terminated on account of lack of work, and
            d.   the surviving spouse or estate of a deceased employee.

       2. Except as set forth in subparagraphs (a) to (d) of the preceding paragraph, to be eligible for a Bonus grant an employee shall be employed by DPI or a plan company as of the date final action is taken on a grant under this Plan and shall be expected to continue in the employ of such company.

       3. For purposes of this Plan, the term "employee" shall include an employee of a corporation or other business entity in which DPI shall directly or indirectly own fifty percent or more of the outstanding voting stock or other ownership interest. The term "plan company" as used in this Plan shall mean a business entity whose employees are eligible for grants under this Plan.

VI.    BONUS GRANTS

       1. A performance goal based on the Company's pre-tax earnings, excluding abnormal costs, will be set annually by the Board of
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            Directors.  Target bonus grants will be established annually by the Compensation Committee, upon recommendations by the Chief Executive Officer of the Company, based on the position of eligible employees and computed as a percentage of the employee's salary. The amount of bonus paid will be based on the employee's target bonus grant, the performance of the company compared with the performance goal and individual contribution by the employee.

       2. The Committee shall determine each year the total amount of the Bonus Fund to be distributed. Subject to Article VIII, any Bonus for any fiscal year shall be delivered as soon as practicable after the close of such fiscal year or at periodic times during the year as determined by the Compensation Committee.

       3. Annually upon the approval of Bonus grants, each beneficiary shall be informed of his or her grant and that such a grant is subject to the applicable provisions of the Plan.

       4. If any bonus is paid in DPI Stock, the value of DPI Stock awarded under this Plan shall be its fair market value on the date the bonus is granted. Fair market value shall be the average of the high and low prices of the DPI Stock, as reported on the NASDAQ Composite Index on the date of grant of stock, or if no sales of such stock were reported on said Index on such date, the average of the high and low prices of such stock on the next preceding day on which sales were reported on said Index.

VII.   RECOMMENDATIONS AND APPROVAL OF GRANTS

       1. Grants to employees shall be made by the Compensation Committee. Recommendations for grants to employees shall be made to the Compensation Committee by the Chief Executive Officer of the Company.

       2. The Compensation Committee may appoint a subcommittee comprised solely of two (2) or more Non-Employee Directors, to make grants to directors and executive officers. A "Non-Employee Director" is a director who is not an officer or employee of the Company or a parent or subsidiary of the Company, who does not possess an interest in any other transaction for which disclosure would be required pursuant to Rule 404(a), of Regulation S-K of the General Rules and Regulations of the 1934 Act and who is not engaged in a business relationship for which disclosure is required pursuant to Rule 404(b).
            Anything to the contrary herein notwithstanding, if a subcommittee of Non-Employee Directors

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            cannot be formed, the Board of Directors shall approve all grants to executive officers and directors. Any grant to an employee who is not a member of the Board of Directors shall be made in the discretion of the Compensation Committee which shall take final action on any such grant. No persons shall have a right to a grant under this Plan until final action has been taken for such grant. At the discretion of the Compensation Committee, grants to employees of a plan company may be made subject to approval by the Board of Directors or other management group of such plan company.

VIII.  DELIVERY

       Grants under this Plan shall be delivered to the beneficiary promptly, or at such future times and under such terms and conditions as the Compensation Committee may determine. If it is determined that the grant be delivered promptly to the beneficiary, that beneficiary may be granted the option to defer delivery of the grant to the extent provided in terms and conditions established by the Compensation Committee.

IX.    AMENDMENTS

       The Company reserves the right to modify this Plan from time to time or to repeal the Plan entirely, or to direct the discontinuance of grants either temporarily or permanently; provided, however, that no modification of this Plan shall operate to annul, without the consent of the beneficiary, a grant already approved hereunder; provided, also, that no modification without approval of the Compensation Committee shall increase the maximum amount which may be credited to the Bonus Fund as herein above provided.

X.     MISCELLANEOUS

       All expenses and costs in connection with the administration of this Plan shall be borne by DPI and no part thereof shall be charged against the Bonus Fund.